March 20, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah and Lynn Dicker

Re:	Benitec Biopharma Inc.

Form 10-K for Fiscal Year Ended June 30, 2025

File No. 001-39267

Dear Mr. Atallah and Ms. Dicker:

Benitec Biopharma Inc. (the “Company” or “we”) is in receipt of the comment letter dated February 24, 2026 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above-referenced filing.

We submit this letter in response to the Comment Letter. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s corresponding response below.

Form 10-K for Fiscal Year Ended June 30, 2025

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note the signature of Baker Tilly US, LLP has been omitted from their audit report. Please amend your filing to provide a signed audit report. Refer to Rule 2-02(a)(2) of Regulation S-X.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company is filing today Amendment No. 1 (the “Amendment No. 1”) to its Annual Report on Form 10-K for the year ended June 30, 2025 (the “Original 10-K”) to include a conformed signature on the audit report that was included in its Original 10-K. As indicated in the Explanatory Note to Amendment No. 1, the conformed signature on the audit report was inadvertently omitted from the version that was originally filed with the Original 10-K. The signed audit report was provided to the Company by Baker Tilly US, LLP prior to the filing of the Original 10-K.

Please feel free to contact me at 323-388-2352 or mboston@benitec.com if there are any further questions.

Sincerely,

/s/ Megan Boston

Megan Boston
Chief Financial Officer and Secretary

cc: Matthew S. O’Loughlin, O’Melveny & Myers LLP
Ashley R. Gust, O’Melveny & Myers LLP